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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, d.c.  20549

                                       FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
  REPORTS UNDER SECTIONS 13 AND 15(D)   OF THE SECURITIES EXCHANGE ACT OF 1934

                            FHP International Corporation
                 ---------------------------------------------------
                (Exact name of registrant as specified in its charter)

    Delaware                    0-14796                  33-0072502
--------------------         ----------------         --------------------
 (State or other               (Commission            (I.R.S. Employer
 jurisdiction of               File Number)           Identification Number)
 incorporation)

                          5995 Plaza Drive, Cypress, CA  90630
                  -------------------------------------------------
                       (Address of principal executive offices)

                                 (714) 952-1121
                        -------------------------------------
                 (Registrant's telephone number, including area code)

                  Common Stock, par value $0.05 per share ("Common")
       Series A Cumulative Convertible Preferred Stock, par value $0.05 per share ("Series A Preferred")
                ------------------------------------------------------
               (Title of each class of securities covered by this form)

                                        N/A
                 -----------------------------------------------------
                     (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

/X/ Rule 12g-4(a)(1)(i)    / /  Rule 12g-4(a)(2)(ii)   / / Rule 12h-3(b)(2)(i)
/ / Rule 12g-4(a)(1)(ii)   / /  Rule 12h-3(b)(1)(i)    / / Rule 12h-3(b)(2)(ii)
/ / Rule 12g-4(a)(2)(i)    / /  Rule 12h-3(b)(1)(ii)   / / Rule 15d-6


Approximate number of holders of record as of the certification or notice date:
                                                                      Common: 1
                                                          Series A Preferred: 0

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         Pursuant to the requirements of the Securities Exchange Act of 1934,
FHP International Corporation has duly caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.




                                  FHP INTERNATIONAL CORPORATION



February 21, 1997                 By: /s/ Joseph Konowiecki
                                     -------------------------------
                                       JOSEPH KONOWIECKI
                                       GENERAL COUNSEL